

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2009

Mr. David A. Minella
Chairman and Chief Executive Officer
Propsect Acquisition Corp.
9130 Galleria Court, Suite 318
Naples, Florida 34109

> **Re:** **Prospect Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 23, 2009**
> **File No. 333-162116**

Dear Mr. Minella:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated October 21, 2009. While it appears that street-name shareholders now will have available internet and telephone voting procedures until 11:59 P.M. on November 12, 2009, it is unclear by what methods stockholders may provide notice of exercise of their conversion rights and warrantholders may provide notice of their elections and deliver public warrant certificates, and more importantly, why you believe the time period provided by such methods is sufficient in order for such holders to make a reasonably informed investment decision. For example, we note disclosure on page 79 that stockholders who wish to provide notice of exercise of their

conversion rights must present written instructions to Prospect's transfer agent no later than one business day prior to the vote on the merger proposal. We note disclosure on page 87 that in order for warrantholders to provide notice of their election to receive cash or the amended public warrants, a properly completed and signed form of election accompanied by the public warrant certificate to which such form of election relates must be received by the exchange agent prior to the date and time of the special meeting or at the special meeting itself. Are there any other methods of delivery available to stockholders and warrantholders that are faster than mail, e.g., facsimile or electronic mail? If so, would a warrantholder be able to employ these faster methods of delivery to deliver the public warrant certificate itself? If not, has Prospect considered providing an extended period for physical delivery of public warrant certificates akin to the extended period it has provided stockholders electing conversion for tendering shares to Prospect's transfer agent? Please address each of these questions in your response letter in conjunction with your explanation regarding the sufficiency of the time period for holders to make a reasonably informed investment decision. Revise your disclosure, as applicable.

2. Your response to comment 1 in our letter dated October 21, 2009 indicates that 99% of street-name holders will have telephone and internet voting. Please provide more detail regarding the treatment of the 1% of street-name holders who will not have such alternatives. Will they be provided a means to vote other than by mailing in their proxy card or showing up in person at the special meeting? Please also advise whether there are any street-name holders who would not receive materials from Broadridge because, for example, such holders' brokers do not have a distribution agreement with Broadridge. If so, have such brokers represented that they will expedite distribution of the proxy statement/prospectus to these street-name holders? If true, please advise as to the specific timing of such distribution and why you believe the time period provided is sufficient in order for such holders to make a reasonably informed investment decision.

3. We note the revised disclosure, which indicates that Prospect may also purchase shares in order to gain approval of the merger and that it may use funds from the trust account to make such purchases. Please clarify whether Prospect will base the purchase price of such shares on the conversion price plus a premium and also clarify whether there is a maximum premium that will be paid. To that effect, please also revise to state whether there is any limitation to the amount of the funds in the trust account that Prospect can use for this purpose.

4. Please disclose the contemplated maximum percentage of outstanding shares that Prospect and its affiliates will purchase in order to gain approval of the merger.

5. Please tell us why Prospect has been included as party that may purchase shares to gain approval of the merger. If there have been any negotiations with

shareholders who have indicated their intent to convert, please disclose and explain the substance of any negotiations, such as the proposed amount of shares and the incentives contemplated.

6.   We note your response to comment 14 in our letter dated October 21, 2009 and reissue that comment. Please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of securities.

7.   If Prospect and its affiliates are able to offer more than the per share conversion price, please revise to explain how paying a premium to change votes, which are illustrations of shareholder intent, is in the best interest of *all* shareholders.

8.   We note disclosure on page 23 of the proxy statement/prospectus that if holders refuse to enter into arrangements with Prospect to sell their common stock, Prospect may determine to engage a third party "aggregator" to buy shares prior to the meeting from such holders that have already indicated an intention to convert their shares and/or vote against the merger proposal. Please advise why holders would be more inclined to enter into arrangements with an aggregator as opposed to Prospect. Will the aggregator be offering terms not contemplated to be offered by the Prospect? If so, please describe.

9.   Clarify if there will be any limitation in the price that the aggregator may offer shareholders who have indicated their intention to convert. Furthermore, please expand your discussion about the use of the aggregator with respect to the best interests of your shareholders to explain how it is in their best interest considering that it will deplete the proceeds available even more than the conversions. Discuss this effect on the per share book value on remaining shareholders.

10. Quantify the fee Prospect will pay the aggregator. If you are not able to ascertain the exact fee, quantify the maximum fee to be paid, in percentage terms.

11. We note that you will file a Form 8-K describing purchases made by a third-party aggregator or by Prospect, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates. Please tell us how shareholders will be notified of these arrangements prior to the closing of your shareholders' meeting. Please also revise to clarify whether or not you will provide shareholders that have voted for the merger with additional time to reconsider their vote.

Questions and Answers for Prospect Stockholders and Warrantholders about the
Proposals, page 5

12.   We note your response to comment 7 in our letter dated October 21, 2009. The
        Q&A and the summary of the proxy statement/prospectus beginning on page 19
        continue to repeat much of the same information. For purposes of eliminating
        redundancies and grouping like information together, view your Q&A and
        summary section as one section. We suggest you consider placing procedural-
        related information in the Q&A and substantive information in the summary to
        the extent that these procedural or substantive matters have not already been
        discussed in the prospectus cover page, either notices or the summary of material
        terms of the merger.

Summary of the Proxy Statement/Prospectus, page 19

The Merger and the Merger Proposal, page 21

13.   We note your response to comment 11 in our letter dated October 21, 2009.
        Please expand your disclosure as to why Prospect's board of directors determined
        that the real estate investment portion of Kennedy-Wilson's business was an
        appropriate business to pursue even though it was not within the financial services
        industry as contemplated by the IPO registration statement.

Actions That May Be Taken to Secure Approval of Prospect's Stockholders and
Warrantholders, page 31

14.   We refer you to the last sentence of the first paragraph on page 33. Please advise
        how the sellers would be entitled to participate in liquidation distributions from
        the trust account with respect to their shares if they have withdrawn or revoked
        the exercise of their conversion rights.

15.   We refer you to the first whole paragraph on page 33. Please disclose the
        maximum decrease in working capital that might result from the use of trust
        proceeds to make the purchases described in this section.

Risk Factors, page 47

Risks Related to the Merger, page 57

"Activities taken by existing Prospect's stockholders to increase . . . ," page 68

16.   Please update this risk factor to include disclosure that Prospect may also
        purchase shares to increase the likelihood of approval of the merger.

17.   Please include an additional risk factor about the specific risks presented to investors now that Prospect may also purchase shares to secure approval of the merger. Such disclosure should highlight the risk presented by using trust account funds to purchase shares, the potential decrease in book value as a result of such actions and, if true, that there is no limitation in the amount of the trust account that can be used for such purposes.

18.   Please also include a risk factor that addresses the risk presented to investors by using a third party "aggregator" to obtain approval of the merger.

Background of the Merger, page 93

Prospect's Board of Directors' Reasons for the Approval of the Merger, page 102

19.   We note the statement on page 103 that the board "also considered that these valuation methods were derived using 2009 data, and therefore did not reflect the full value of the Kennedy-Wilson platform . . . ." Please clarify that the "these valuation methods" refers to the earnings and EBITDA multiples that the board applied and not the valuation methods used by Houlihan Smith.

20.   We note the statement that the board also considered the income approach, but "the mid-point of the income approach range initially presented [by Houlihan Smith] was $220.5 million." Please explain why the $220.5 million mid-point range was important to the board in making its determination.

21.   We have reviewed your response to comment 24 in our letter dated October 21, 2009. On page 104, you state that the board also took into consideration "the infusion of capital which will be provided in this transaction" when determining that the 26 million shares of Prospect stock was an appropriate amount of consideration. If true, please clearly state in the prospectus that the board did take into account the infusion of capital from this transaction in evaluating consideration, but did not take it into account when determining the fair market value of Kennedy-Wilson met the 80% test. Please also explain why the board believed that the inclusion of this infusion of capital is reasonable in determining the merger consideration payable to Kennedy-Wilson shareholders.

Comparable Company and Comparable Transaction Valuation Metrics, page 105

22.   Please expand your disclosure to explain why the board concluded the forward earnings multiple was the most important valuation metric.

Valuation Approach, page 105

23.   We note that the board took into account the 2010 forecasts for Kennedy-Wilson
        when determining the company's valuation range was $346 million to $404
        million. Please clarify that the 2010 forecasts included the infusion of capital
        from this transaction.

24.   Refer to the comment above. It appears from the current disclosure and your
        response to comment 24 in our letter dated October 21, 2009 that the valuation
        method that the board applied took into account the proceeds from the trust
        account upon consummation of the merger, but that the determination of
        satisfaction of the 80% test did not take that infusion of capital into account.
        Since it appears that the only valuation that the board applied to Kennedy-Wilson
        resulted from methods that took into account the infusion of capital from this
        transaction, please explain how the board was able to determine that the fair
        market value of Kennedy-Wilson *without* the infusion of capital from this
        transaction met the 80% test.

25.   To the extent that the board's valuation of Kennedy-Wilson took into account
        financial forecasts that included the proceeds from the trust account, please
        explain what consideration, if any, the board has made to the fact that the amount
        in the trust account may be depleted through purchases of shares made in order to
        gain approval of the merger.

Satisfaction of 80% Test, page 107

26.   We note that when the board determined that Kennedy-Wilson's fair market value
        satisfied the 80% test, the board used the estimated amount in the trust account as
        of June 30, 2009. Elsewhere it the prospectus, you disclose the estimated amount
        in the trust account as of October 2009. Please explain what consideration, if any,
        was made toward determining that the satisfaction of the 80% test was met using
        the most current amount in the trust account. To that effect, we note that as
        disclosed in Prospect's IPO registration statement, the 80% test must be satisfied
        at the time of the initial business combination. In your explanation, please also
        address the board's intention to reevaluate the 80% test should the trust account
        funds be depleted because of purchases of shares to gain approval of the merger
        made by Prospect.

Fairness Opinion, page 121

Market Approach, 127

27.   We note your response to comment 31 in our letter dated October 21, 2009.
        Please clarify what constitutes "other." Furthermore, please clarify why there is
        zero net operating income for "other."

28.   We also note that on page 229 you disclose that rental income was 8% of total
        revenue in 2008. Please explain to us how this differs from your reference to real
        estate investment revenues in your response to comment 31 in our letter dated
        October 21, 2009.

Business of Kennedy-Wilson, page 207

29.   We have reviewed your response to comment 35 in our letter dated October 21,
        2009. We refer to the supplemental information that you have provided to us.
        Please confirm to us that there are no additional properties in which Kennedy-
        Wilson has a 50% or greater interest. Please explain what consideration was
        given to including any other properties in which Kennedy-Wilson has a 50% or
        greater interest as material properties in this section.

30.   Refer to the tabular disclosure on page 212. Please include the aggregate square
        footage of the units in The Mercury.

Executive Compensation, page 239

Kennedy-Wilson Executive Compensation, page 239

Compensation Discussion and Analysis, page 239

31.   We note your response to comment 38 in our letter dated October 21, 2009.
        Please further expand you CD&A to explain specifically how and why each
        named executive officer received the base salary that he or she did. For example,
        you state that that the compensation committee took into account the "exceptional
        financial results in 2007" when determining to increase Mr. McMorrow's base
        salary. Please explain what aspects of the 2007 financial results were deemed
        "exceptional" and why they were attributed to Mr. McMorrow's leadership.
        Please review your CD&A for each named executive officer and expand the
        disclosure accordingly.

32.   We note that for many named executive officers, consideration was made as to the
        amount of employees for which that officer was responsible. Please quantify the
        number of employees in all such instances in your disclosure.

Part II – Information Not Required In Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1 – Legality Opinion

33.   We have reviewed the revised legality opinion prepared by counsel. We note the
        statement that the "opinion letter is issued for the benefit of the persons to whom
        it is addressed . . ." and that it is addressed to Prospect's board of directors. This
        appears to be a limitation of reliance by shareholders on the opinion, which is
        inappropriate. Please have counsel revise the opinion accordingly.

Exhibits 8.1 – Tax Opinion

34.   Please remove the statement that "[t]his opinion is furnished to you solely for use
        in connection with the Registration Statement." This could be construed as a
        limitation of reliance by shareholders on the opinion, which is inappropriate.

* * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority,
             declare the filing effective, it does not foreclose the Commission from taking
             any action with respect to the filing;

David A. Minella
Prospect Acquisition Corp.
October 26, 2009
Page 9

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Floyd Wittlin, Esq.
    Laurie A. Cerveny, Esq.
    Bingham McCutchen LLP
    Via facsimile (617) 951-8736